FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                       Notification of Interests in Shares

1) Options Granted under the BG Group Sharesave scheme (inland revenue approved)

BG Group plc has today received notification from the following Executive Director and Persons Discharging Managerial Responsibilities (PDMRs) that, on 2 September 2005, they were granted an Option under the rules of the above Scheme to acquire the following BG Group plc ordinary shares of 10p each (Shares) at a price of 395p per Share:

Name        Total number of Share  Period within       Total number of Share
            options granted        which exercisable   options held after this
            on 2 September 2005                        grant

Executive
Director
Frank Chapman           2,398   1 Nov 08 to 30 Apr 09        1,890,668
PDMRs
Jorn Berget             4,183   1 Nov 10 to 30 Apr 11        129,183
Mark Carne              4,183   1 Nov 10 to 30 Apr 11        49,433



2) Options Granted under the BG Group Company Share Option Scheme (CSOS)

BG Group plc has today received notification from the following Executive Directors and PDMRs that, on 2 September 2005, they were granted an Option under the rules of the CSOS to acquire the following Shares at a price of 499.42p per
Share:

Options granted under the CSOS are normally exercisable between 3 and 10 years after the date of grant and their exercise is conditional upon the achievement of specified performance criteria.


Name           Total number of Share      Total number of
               options granted            Share options held
               on 2 September 2005        after this grant
Executive
Directors
Frank Chapman         612,711              2,503,379
William Friedrich     437,007              2,063,812
Ashley Almanza        337,892              1,064,942
PDMRs
Jorn Berget           171,199              300,382
Charles Bland         135,157              466,255
Mark Carne            171,199              220,632
Peter Duffy           135,157              544,906
Stuart Fysh           171,199              493,342
Martin Houston        171,199              695,461
Peter Hughes          135,157              230,157
Stefan Ricketts       135,157              242,876
Dave Roberts          171,199              498,943
Rick Waddell          171,199              522,481

These options are normally exercisable between 2 September 2008 and 1 September 2015.

3) Awards under the BG Group Long Term Incentive Scheme (LTIS)

BG Group plc has today received notification from the following Executive Directors and PDMRs that, on 2 September 2005, they were allocated the following Shares under the rules of the LTIS:

Name                               Number of Shares allocated
                                   on 2 September 2005
Executive Directors
Frank Chapman                      673,768
William Friedrich                  480,555
Ashley Almanza                     371,563
PDMRs
Jorn Berget                        188,259
Charles Bland                      148,625
Mark Carne                         188,259
Peter Duffy                        148,625
Stuart Fysh                        188,259
Martin Houston                     188,259
Peter Hughes                       148,625
Stefan Ricketts                    148,625
Dave Roberts                       188,259
Rick Waddell                       188,259

Under normal circumstances, the Shares will not be released until after the performance period of 3 years, commencing on 2 September 2005. The Company's Total Shareholder Return performance during the period will be measured against that of a comparator group comprising 18 other oil and gas companies. The base price at the commencement of the performance period is 403.7p per Share which is the average of the daily closing prices for the 12 months immediately preceding the performance period.

The number of Shares shown is the maximum number which could be released under the terms of the Scheme if the performance criteria were to be met in full.

7 September 2005

Website www.bg-group.com

 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 07 September, 2005                      By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary